Filed Pursuant to Rule 433
Registration No. 333-233403-05
Entergy Arkansas, LLC
$400,000,000
First Mortgage Bonds,
3.35% Series due June 15, 2052

Final Terms and Conditions
March 24, 2021

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings

Trade Date:	March 24, 2021

Settlement Date (T+4)(2):	March 30, 2021

Principal Amount:	$400,000,000

Interest Rate:	3.35%

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	December 15, 2021

Final Maturity Date:	June 15, 2052

Optional Redemption Terms:	Make-whole call at any time prior to December 15, 2051 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	1.625% due November 15, 2050

Benchmark Treasury Price:	84-29+

Benchmark Treasury Yield:	2.332%

Spread to Benchmark Treasury:	+105 bps

Re-offer Yield:	3.382%

Price to Public:	99.378% of the principal amount

Net Proceeds Before Expenses:	$394,012,000

CUSIP / ISIN:	29366M AC2 / US29366MAC29

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Regions Securities LLC Stephens Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about March 30, 2021, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) Regions Securities LLC collect at 1-404-279-7400, (iv) Stephens Inc. toll-free at 1-800-643-9691, (v) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 and (vi) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.
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